TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, Deputy CEO and CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2017 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2017 Fourth-Quarter Results and Full-Year Include:

o	Decreased Total Debt to $898.6 million due to Corporate Restructuring
o	Full-Year Net Income of $1,309.0 million
o	Growth in Stockholders' Equity to $2,208.4 million

(Mexico City, February 27, 2018) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; "TMM" or the "Company"), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the fourth quarter and full year of 2017.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, "Mexican Energy Reform has revitalized the energy industry here, which has benefitted our Maritime division with domestic customers such as Pemex, as well as new participants including ENI México, Fieldwood Energy E&P Mexico and Hornbeck Offshore Services de Mexico. Additionally our Ports and Terminals division has benefitted with the development of storage and transportation infrastructure to serve the demand for oil refined products from Tuxpan to the central region of Mexico. Our improving operations are the result of strengthening core operations, client diversification strategy and cost optimization plans."
"Our successful corporate restructuring in December improved the debt profile of the Company while safeguarding bondholder's rights. According to Grupo TMM Shareholders' authorization, the Company transferred 85 percent of the shares of TMM Division Maritima, formerly a 100 percent subsidiary, to the holders of the Mexican Trust Certificates. Consequently, Grupo TMM deconsolidated the correspondent liabilities, costs and assets. On the other hand, the Company reached an agreement to cancel the previous capitalization program. Importantly, Grupo TMM will continue to operate the Maritime division, and governance, management, corporate organization and structure of the Company will remain unchanged."
Mr. Serrano concluded, "Grupo TMM remains committed to excellence in service as well as its cost optimization strategies. We believe the continuing recovery of the Mexican and worldwide energy industry will provide opportunities for growth in the near and long terms."

FOURTH-QUARTER AND FULL-YEAR 2017 OPERATING AND FINANCIAL RESULTS
In the fourth quarter of 2017, consolidated revenues increased $163.6 million to $688.9 million compared to $525.3 million in the same period of 2016, primarily attributable to improved results in the Offshore segment of the Maritime division due to gradual recovery of the oil industry, partially offset by a decrease in tugboats revenues due to increased competition at the Manzanillo Port, as well as increased revenue in the Maintenance and Repair segment of the Ports and Terminals division due to diversification of customers. Year over year, full-year 2017 consolidated revenues were $2,464.9 million in 2017 compared to $2,647.5 million in the same period last year. The Company believes the recovery of the oil industry will continue due to the progress of Mexican Energy Reform.
Consolidated operating results in the 2017 fourth quarter was a loss of $30.2 million compared to income of $63.5 million in the same period last year, mainly due higher costs in the tankers segment of the Maritime division. For the full year, 2017 operating loss was $75.4 million compared to operating profit of $90.7 million in the same period last year attributable to higher costs and lower transported volume in the tankers segment. Despite its ongoing improvement, the oil industry crisis negatively impacted results in the first part of 2017 and continue to affect the domestic and international markets.
In the 2017 fourth quarter, non-recurrent operations' expenses were $11.7 million compared to $69.3 million in the same period of 2016.  In the 2017 full year, non-recurrent operations' income was $101.8 million compared to $52.9 million in the same period last year. The declines are principally the result of the sales of assets.
Consolidated EBITDA in the 2017 fourth quarter was $93.5 million compared to $134.6 million in the same period last year. In the 2017 full year EBITDA was $487.5 million compared to $646.0 million for the 2016 period.
Maritime revenues in the 2017 fourth quarter increased 34.1 percent to $540.0 million compared to the same period the last year attributable to the gradual recovery of the energy industry, mainly in the Offshore segment, where revenues increased 102.1 percent year over year driven by the uninterrupted hires of the Company's floating storage and production vessel, "Eco III". For the full year, 2017 revenues were $1,951.3 million compared to $2,167.6 million in 2016.
Fourth-quarter 2017 Maritime operating profit was $9.8 million compared to $139.2 million in the same period last year, attributable to higher costs in the tanker segment related to a vessel recovery. For the full year, 2017 operating profit was $24.0 million compared to $247.6 million in 2016, mainly due to the lower results in the product tankers and chemical tankers segments, the dry-docking of two vessels and the effects of inclement weather in the Gulf of Mexico in 2017.
Fourth-quarter 2017 Maritime EBITDA was $128.3 million compared to $205.6 million in the 2016 fourth quarter. EBITDA margin was 23.8 percent in the 2017 fourth quarter. For the full year, 2017 EBITDA was $565.0 million compared to $782.1 million in 2016. Full-year 2017 EBITDA margin was 29.0 percent.
Ports and Terminals revenue increased 21.7 percent in the 2017 fourth quarter to $107.2 million compared to $88.1 million in the same period last year primarily attributable to an improvement of $19.2 million in the Maintenance and Repair segment, as well as higher revenue at Veracruz, Ensenada and Altamira. For the full year, revenue increased 18.2 percent in 2017 to $363.7 million compared to $307.6 million in 2016 mainly due to improved performance in in the Maintenance and Repair segment and at Agencies.
Fourth-quarter 2017 Ports and Terminals operating income was $11.0 million compared to $11.4 million in the same period of 2016, mainly attributable to a higher volume of cruise and automotive exports at API Acapulco in the 2016 period. Additionally, the 2017 period was negatively impacted by equipment maintenance and repair costs. For the full year, 2017 operating income increased 22.8 percent to $45.1 million compared to $36.7 million in the 2016 period due to the improved performance in the Maintenance and Repair and Agencies segments.
In the 2017 fourth quarter, Ports and Terminals EBITDA was $14.0 million compared to $14.5 million in the same period last year. EBITDA margin was 13.1 percent in the 2017 fourth quarter. Full-year 2017 EBITDA was $57.9 million compared to $49.1 million in the 2016. Full-year 2017 EBITDA margin was 15.9 percent.
Warehousing services revenue increased 20.8 percent to $41.6 million in the 2017 fourth quarter compared to $34.5 million in the same period of 2016, mainly attributable to improved operations by key clients. For the full year, 2017 revenues improved 18.9 percent to $149.9 million compared to $126.1 million in 2016.
Warehousing operations continued its trend of improving results throughout 2017. Full-year 2017 loss was $31.6 million compared to $44.6 loss in 2016 due to the Company's cost optimization strategies and client diversification plan. Grupo TMM provides warehousing habilitation services mainly in the agro-industrial segment supported by FIRA (federal government trust funds for rural development), as well as habilitations services in other segments such as steel and fuels.
DEBT
As of December 31, 2017, TMM's total net debt was $437.0 million, short-term debt was $502.4 million and free cash flow was $461.6 million. The primary cause of the debt decrease was due to the TMM Division Maritima debt deconsolidation.
Total Debt*
– Millions of Mexican Pesos –
	To 12/31/17	To 12/31/16
Mexican Trust Certificates	$0.0	$8,958.4
Other Corporate Debt	898.6	1,112.0
Total Debt	$898.6	$10,070.4
Cash	461.6	902.7
Net Debt	$437.0	$9,167.7

Stockholders' Equity	$2,208.4	$964.0

*	Book Value

Headquartered in Mexico City, Grupo TMM is a Latin American Maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet
- Millions of Pesos -

	December 31,	December 31,
	2017	2016

Current assets:
Cash and cash equivalents	461.6	902.7
Accounts receivable
Accounts receivable - Net	250.5	796.4
Other accounts receivable	534.5	300.7
Prepaid expenses and others current assets	69.6	121.6
Total current assets	1,316.2	2,121.3
Property, machinery and equipment	2,983.2	10,017.6
Cumulative Depreciation	(358.7)	(448.9)
Property, machinery and equipment - Net	2,624.5	9,568.7
Other assets	212.9	233.3
Total assets	4,153.7	11,923.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	502.4	740.4
Suppliers	169.0	189.6
Other accounts payable and accrued expenses	402.7	457.0
Total current liabilities	1,074.1	1,387.0
Long-term liabilities:
Bank loans	396.3	516.0
Trust certificates debt	-	8,814.1
Deferred taxes	299.3	78.1
Other long-term liabilities	175.6	164.2

Total long-term liabilities	871.1	9,572.3
Total liabilities	1,945.2	10,959.3

Total stockholders´ equity	2,208.4	964.0

Total liabilities and stockholders´ equity	4,153.7	11,923.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016

Maritime	540.0	402.8	1,951.3	2,167.6
Ports and Terminals	107.2	88.1	363.7	307.6
Warehousing services	41.6	34.5	149.9	126.1
Corporate and others	-	-	-	46.2
Revenue from freight and services	688.9	525.3	2,464.9	2,647.5
Maritime	(411.7)	(197.1)	(1,386.3)	(1,385.5)
Ports and Terminals	(93.2)	(73.6)	(305.9)	(258.5)
Warehousing services	(50.3)	(43.2)	(180.3)	(169.7)
Corporate and others	(0.8)	(0.3)	(1.1)	(46.5)
Cost of freight and services	(556.0)	(314.2)	(1,873.6)	(1,860.2)
Maritime	(118.5)	(66.4)	(541.0)	(534.5)
Ports and Terminals	(3.0)	(3.1)	(12.8)	(12.4)
Warehousing services	(0.3)	0.3	(1.2)	(0.9)
Corporate and others	(1.9)	(1.8)	(7.9)	(7.4)
Depreciation and amortization	(123.8)	(71.1)	(562.9)	(555.2)
Corporate expenses	(27.7)	(7.1)	(205.6)	(194.2)
Maritime	9.8	139.2	24.0	247.6
Ports and Terminals	11.0	11.4	45.1	36.7
Warehousing services	(8.9)	(8.5)	(31.6)	(44.6)
Corporate and others	(2.8)	(2.1)	(9.0)	(7.6)
Other (expenses) income - Net	(11.7)	(69.3)	101.8	52.9
Operating (loss) income before deconsolidation	(30.2)	63.5	(75.4)	90.7
TMM Division Maritima deconsolidation	3,733.2	-	3,733.2	-
Operating income	3,703.0	63.5	3,657.9	90.7
Financial (expenses) income - Net	(384.4)	(232.6)	(1,185.5)	(844.5)
Exchange gain (loss) - Net	(20.8)	(17.4)	(7.8)	(21.4)
Net financial cost	(405.2)	(249.9)	(1,193.3)	(865.9)
Income (loss) before taxes	3,297.8	(186.4)	2,464.5	(775.2)
Provision for taxes	(865.4)	271.0	(1,155.6)	268.6
Net income (loss) for the period	2,432.4	84.6	1,309.0	(506.6)
Attributable to:
Minority interest	4.3	2.0	2.0	1.5
Equity holders of GTMM, S.A.B.	2,428.1	82.6	1,307.0	(508.0)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	23.8	0.8	12.8	(5.0)
Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	23.8	0.8	12.8	(5.0)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016

Cash flow from operation activities:
Net Income (loss) for the period	2,432.4	84.6	1,309.0	(506.6)
Charges (credits) to income not affecting resources:
Depreciation & amortization	102.7	73.9	595.3	612.5
Deconsolidation TMM Division Maritima	(3,733.2)	-	(3,733.2)	-
Deferred Taxes	873.0	(272.0)	1,152.6	(272.0)
Other non-cash items	359.8	277.3	1,032.4	814.7
Total non-cash items	(2,397.7)	79.1	(952.9)	1,155.1
Changes in assets & liabilities	159.8	(85.3)	25.7	(45.9)
Total adjustments	(2,238.0)	(6.1)	(927.3)	1,109.2
Net cash provided by operating activities	194.4	78.4	381.7	602.7

Cash flow from investing activities:
Proceeds from sales of assets	0.3	60.1	74.0	87.7
Payments for purchases of assets	(9.5)	(107.2)	(80.2)	(153.9)
TMM Division Maritima Cash	(212.3)	-	(212.3)	-
Net cash used in investment activities	(221.6)	(47.1)	(218.5)	(66.2)

Cash flow provided by financing activities:
Short-term borrowings (net)	(29.1)	(20.3)	(107.3)	(30.7)
Repayment of long-term debt	(162.0)	(374.8)	(474.5)	(880.3)
Proceeds from issuance of long-term debt	-	146.5	-	166.5
Net cash used in financing activities	(191.0)	(248.6)	(581.7)	(744.5)
Exchange Income (loss) on cash	26.6	26.5	(22.6)	65.4
Net decrease in cash	(191.6)	(190.8)	(441.1)	(142.7)
Cash at beginning of period	653.1	1,093.5	902.7	1,045.4
Cash at end of period	461.6	902.7	461.6	902.7
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.